BION ENVIRONMENTAL TECHNOLOGIES, INC.
                      PO Box 323, Old Bethpage, NY 11804
                            Tel: 516-249-5682
                            Fax: 425-984-9702


                               July 2, 2009



Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3561
Washington, D.C.  20549

     Re:   Bion Environmental Technologies, Inc.
           Form 10-KSB for the year ended June 30, 2008
           Filed September 26, 2008
           File No. 0-19333

Dear Ms. Cvrkel:

This letter will serve as a response and/or explanation with respect to the comments in your letter dated June 8, 2009 (the "Comment Letter") regarding Bion Environmental Technologies, Inc. ("Bion" or the "Company"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

1. We note from your response to our prior comments number 1 and 2 that you do not believe the provisions of SFAS No. 84 applied to the Series A Note conversion, as you believed it was a modification under EITF 06-6, as the conversions of the convertible debt were not exercisable for only a limited period of time per EITF 02-15, paragraph 6(a). Since the modifications to the conversion terms were made at or shortly before the maturity date of the Series A Notes in May 2008, we are unclear as to why you believe the conversion terms were "not exercisable for only a limited period of time" as you indicated in your response. Please explain in further detail your basis or rationale for this conclusion since it appears the notes were required to
be repaid at the time the loans were modified or shortly thereafter.   As a
result, it appears the conversion of the debt had to occur within a very short or limited period of time after the notes were modified.

Response: We will respond to both comments 1 and 2 in a combined response after comment 2.

2. Furthermore, after reviewing your response to our comment numbers 1 and 2 and considering the factors noted above, we continue to believe that the conversion of the Series A Notes into your common shares at a price of $2 per share (versus the original conversion price of $6 per share) should be accounted for as an induced conversion pursuant to the guidance in SFAS No. 84 and EITF 02-15. Additionally it appears that the impact of this error of approximately $500,000 would be material to your results of operations for 2008. Accordingly, please revise your financial statements for fiscal 2008 to account for the conversion of the Series A notes as an induced conversion pursuant to the guidance in SFAS No. 84.

Response to comments 1 and 2: The Company will accept the Staff's position that the conversion of the Series A Notes into common shares at a price of $2 per shares should be accounted for as an induced conversion pursuant to the guidance in SFAS No. 84 and EITF 02-15. However the Company does not believe that the impact of the error is material to the results of operations for 2008 and has prepared a memo addressing the materiality of the error under Staff Accounting Bulletin No. 99. The memo is included as an attachment to our response.

3. In preparing your revised financial statements, please ensure that your financial statements include all of the disclosures outlined in paragraph 26 of SFAS No. 154.

Response: Based upon our response to comment number 2 and our materiality assessment under SAB No. 99, we believe we do not need to restate our financial statements and therefore the disclosures outlined in paragraph 26 of SFAS No. 154 do not apply.

4. We note your response to our prior comment number 6 in which you indicate that the disclosures outlined in paragraph 40 of SFAS No. 128 will be provided in future filings. However, we note that certain disclosures outlined in paragraph 40 have not been included in the notes to your interim financial statements included in your Form 10-Q for the quarter ended March 31, 2009. In future filings, please disclose in the notes to your financial statements the number of securities, including those issuable pursuant to warrants, options and convertible debt instruments, that could potentially dilute basic EPS in the future but that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the period(s) presented. Refer to the guidance outlined in paragraph 40(c)of SFAS No. 128.

Response: We have reviewed the guidance outlined in paragraph 40(c)of SFAS No. 128 and will expand our disclosure in future filings to incorporate the required disclosure of the number of securities, including those issuable pursuant to warrants, options and convertible debt instruments, that could potentially dilute basic EPS in the future but that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the period(s) presented.

A copy of this letter is being electronically forwarded to Ms. Effie Simpson at simpsone@sec.gov pursuant to telephonic communication. We are filing this response letter (and attachment) on EDGAR together with the prior response letters.

Please note the address on the letterhead which should be used for correspondence as we have closed our New York City office to which you have been mailing your comment letters.

If you have any further questions or comments, I can be reached by phone at:
719-256-5329 or 303-517-5302 (cell); by fax at: 425-984-9702; and by email at
mas@biontech.com.


Yours,


/s/ Mark A. Smith
Mark A. Smith, President
Bion Environmental Technologies, Inc.







                            ATTACHMENT 1


Date:       June 30, 2009

To:         Jon Northrop and Jere Northrop, Board members

Cc:         Michael Filkoski, GHP Horwath P.C.

From:       Mark A. Smith, Chief Executive Officer and Chief Financial
            Officer

Subject:    Materiality Assessment of Prior Period Error

Overview

Pursuant to our discussions, I have documented our analysis of the facts and circumstances related to the accounting of the conversion of the 2006 Series A Notes ("Notes") into restricted common shares of the Company in May 2008 and the materiality of the required adjustment. It documents management's conclusion that the necessary adjustment is immaterial when applying the guidance of Staff Accounting Bulletin No. 99. I have informed the independent auditors that the Board shares this conclusion and the independent auditors also agree.

In connection with a review of the Company's June 30, 2008 financial statements by the Corporate Finance Staff of the Securities and Exchange Commission (the "Staff"), we have had several discussions via written and telephonic communication regarding the accounting for the conversion of the Notes into restricted common shares of the Company. The Staff has informed us that they disagree with the Company's accounting treatment and feel that the conversion of the Notes should be accounted for as an induced conversion pursuant to the guidance in SFAS No. 84 and EITF 02-15. Although I believe that this matter requires professional judgment on which accountants may disagree, I recognize that the Staff's position is reasonable and supported in the accounting literature.

Background

The substance of this transaction is that, on May 31, 2008, the maturity date of the Notes, the Series A note holders ("note holders") each elected to take the cash they were due and about to receive from the Company in repayment of the principal and accrued interest of the Notes, and purchase restricted shares of the Company's common stock on the same terms of a contemporaneous private placement. On May 31, 2008 the Company could (and would) have written checks to the note holders to satisfy the repayment terms of the Notes. The note holders could (and would) have endorsed the checks back to the Company to satisfy the requirements of executed subscription agreements to purchase additional shares of the Company at the fair value of $2 per share, as it was their desire to acquire restricted shares of the Company's common stock on substantially identical terms as the contemporaneous private
placement offered to other investors.   The Company, in an effort to simplify
the transaction for the note holders, did not write the checks as the note holders agreed this would not be necessary. The note holders never requested any additional consideration from the Company, and the Company offered no inducement to the note holders. Therefore, the Company believes that, from the standpoint of appropriate accounting treatment, two separate transactions took place: a) the maturity and settlement of the Notes followed by b) the purchase by the note holders of shares in the Company's restricted common stock. The form in which these distinct transactions were accomplished (as a single net transaction for purposes of ease and simplicity for all the parties) does not change the substance of the two separate cash transactions.

It had been our view that this netted transaction actually represented two distinct transactions, the maturity of the Notes and the simultaneous purchase by the Note holders of restricted common shares of the Company and therefore no inducement accounting was required. However, we did consider EITF 06-6 to determine whether a modification or exchange of the conversion terms applied. The Company accounted for the conversion as a modification and exchange of a debt instruments that affected the fair value of an existing embedded conversion option. As such, the Company determined $42,000 to be the estimated impact under EITF 06-6. This amount was calculated as the difference between the fair value of the embedded conversion option immediately before and after the exchange of the Notes for common shares of the Company. This amount was not material for the year ended June 30, 2008. Our independent auditors concurred with this treatment and did not disagree that the impact was immaterial to our financial statements. The Staff advised us that they viewed this conversion as an inducement and that the difference between the original conversion price of the Notes of $6 per share and the $2 the Notes were converted into should be recognized as expense at
the time of conversion.    Per review of SFAS No. 84 and EITF 02-15, I
believe the Staff's position is reasonable. As a result, the June 30, 2008, September 30, 2008, December 31, 2008 and March 31, 2009 financial statements are misstated and an assessment needs to be performed to determine the materiality of these prior period errors.

Assessment

SEC Staff Accounting Bulletin No. 99 - Materiality ("SAB 99") is the relevant guidance that needs to be applied to the facts of our situation. SAB 99 states that both quantitative and qualitative factors need to be taken into consideration when assessing materiality. Per SAB 99 "quantifying...the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant's financial statements. A matter is 'material' if there is substantial likelihood that a reasonable person would consider it important."

SAB 99 also refers to Statement of Financial Accounting Concepts No. 2 which defined materiality as "the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item."

SAB 99 specifically states, "In the context of a misstatement of a financial statement item, while the 'total mix' includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both 'quantitative' and 'qualitative' factors in assessing an item's materiality."




Quantitative Factors

An analysis of the numeric impact of the misstatement to financial statements is as follows:

                                   Three Months   Six Months    Nine Months
                     Year Ended    Ended          Ended         Ended
                      6/30/08      9/30/08        12/31/08      3/31/09
                    ------------   ------------   ------------  ------------
Net loss:
As reported         $  1,778,562   $    930,393   $    136,200  $    954,626
As corrected        $  2,297,944   $    930,393   $    136,200  $    954,626
$ Difference        $    519,382           -              -             -
% of Net loss             29%              0%             0%            0%

Loss per share:
As reported            $ 0.21         $ 0.09          $ 0.01        $ 0.09
As corrected           $ 0.27         $ 0.09          $ 0.01        $ 0.09

Additional paid in capital:
As reported         $ 73,422,195   $ 73,665,312   $ 73,476,577  $ 74,098,100
As corrected        $ 73,941,577   $ 74,184,694   $ 73,995,959  $ 74,617,482
$ Difference        $    519,382   $    519,382   $    519,382  $    519,382
% of total               < 1%           < 1%           < 1%          < 1%

Accumulated deficit:
As reported         $(74,342,288)  $(75,272,681)  $(74,478,488) $(75,296,914)
As corrected        $(74,861,670)  $(75,792,063)  $(74,997,870) $(75,816,296)
$ Difference        $   (519,382)  $   (519,382)  $   (519,382) $   (519,382)
% of total               < 1%           < 1%           < 1%          < 1%

Total shareholder equity:
As reported         $   (920,093)  $ (1,607,369)  $ (1,001,911) $ (1,198,814)
As corrected        $   (920,093)  $ (1,607,369)  $ (1,001,911) $ (1,198,814)
$ Difference                -              -              -             -
% of total                  -              -              -             -

Quantitatively, the error is material to the year ended June 30, 2008; however, see discussion below of qualitative factors indicating that it is not material to a reader. Quantitatively, the amount is clearly not material to the reporting periods subsequent to June 30, 2008. In addition, as the Company filed under Regulation S-B for the year ended June 30, 2008, it was not required to disclose quarterly financial information in its 10-KSB for the fiscal year ended June 30, 2008. As this error relates to the fourth quarter of fiscal 2008, no amounts previously reported related to quarterly financial information for the fiscal year ended June 30, 2008 are affected.

The error had no quantitative impact on the previously issued statements of cash flows or any discussion on liquidity in MD&A as this was a non cash item.

Qualitative Factors

SAB 99 identifies certain qualitative considerations to take into account in assessing the materiality of an error which is not intended to be an exhaustive list:

   1.  Is the misstatement subject to precise measurement? - YES.
   2. Does the misstatement mask a change in earnings or other trends? - NO.
   3. Does the misstatement hide a failure to meet analyst's expectations? - NO
   4. Does the misstatement change a loss into income or vice versa? - NO.
   5. Does the misstatement concern a segment or portion of the business playing a significant role in operations - N/A (company operates in only one segment)
   6. Does the misstatement affect compliance with regulatory requirements? - NO
   7. Does the misstatement affect compliance with loan covenants or contractual requirements? - NO.
   8. Did the misstatement have the effect of increasing management compensation? - NO.
   9. Did the misstatement involve concealment of an unlawful transaction? - NO.
  10.  Was the misstatement intentional?  NO.

Conclusion

For September 30, 2008, December 31, 2008 and March 31, 2009, the quantitative amount of the misstatement was not material to those financial statements and there were no qualitative factors present to change this assessment. For June 30, 2008, while the quantitative amount was significant to net loss, the weight of the above discussed qualitative factors leads me to conclude that the misstatement should not be considered material to the
2008 statements.   I do not believe a reasonable person would have formed a
different conclusion regarding the company if the financial statements had been correctly stated at the time.

My conclusion is based on the following factors. First, the Company has a relatively limited number of shareholders and debt holders and management of the Company believes based upon communications with them, current net losses to date are not the basis for their investment decisions. The shareholders have invested based upon the technology the Company has developed and the business opportunities to be pursued based on the Company's technology including the expectation of future earnings once the technology is deployed. Note that the Company has only begun to commercially deploy its technology
during the second half of fiscal year 2009.   Second, recording the
additional expense in 2008 would not have turned income into a loss, changed any operating trend in the business, or changed the reported cash flows from operations, financing or investing activities. I do not think a reader would have viewed a $2.3 million loss any differently than a $1.8 million loss, particularly due to the fact that the difference is based on a non cash expense and the Company has a history of losses, a significant portion of which have been the result of non-cash items. Third, the error had no bearing on contractual requirements, loan covenants, expectations, compensation nor did it conceal an unlawful transaction. Fourth, the error was unintentional. Management believed they were properly accounting for the transaction. I do not believe there would be any significant gain to the Company's security holders and/or the investing public following the Company from restating the Company's financial statements for these past periods.

Therefore, I propose that the June 30, 2008 financial statements not be restated due to the qualitative factors of immateriality described above and that the subsequent periods not be restated due to both the quantitative and the qualitative factors of immateriality described above . I propose adding the following language to the applicable footnote in our 10-K for the year ended June 30, 2009 (and substantively similar language in the MD&A):

     'During the fourth quarter of 2009, we determined that the conversion of the 2006 Series A Convertible Promissory Notes during fiscal year 2008 resulted in a non-cash inducement expense of $519,382 that should have been recognized for the year ended June 30, 2008. Management evaluated this matter in the context of Staff Accounting Bulletin No. 99 - "Materiality" and determined that the error was not material to previously issued financial statements.'







                               ATTACHMENT 2


                   BION ENVIRONMENTAL TECHNOLOGIES, INC.
                    PO Box 323, Old Bethpage, NY 11804
                            Tel: 516-249-5682
                            Fax: 425-984-9702

                               May 9, 2009



Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3561
Washington, D.C.  20549

     Re:   Bion Environmental Technologies, Inc.
           Form 10-KSB for the year ended June 30, 2008
           Filed September 26, 2008
           File No. 0-19333

Dear Ms. Cvrkel:

This letter will serve as a response and/or explanation with respect to the comments in your letter dated April 16, 2009 (the "Comment Letter") regarding Bion Environmental Technologies, Inc. ("Bion" or the "Company"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

1. We note from your response to our prior comment number 1 that the Company did not account for the conversion of the Series A Notes into 389,543 shares of restricted common stock pursuant to the guidance of SFAS No. 84 as no additional consideration was offered to the note holders for the purpose of inducing the conversion of the debt to common shares. We also note from your response that the note holders wished to increase their positions in the Company at the time the 2006 Series A Notes matured in May 2008, and therefore the Company agreed to exchange the 2006 Series A Notes for the Company's restricted stock at $2 per share, which approximated the fair value of the shares at such time.

Please note that pursuant to the guidance of EITF 02-15, the provisions of SFAS No. 84 apply to all conversions of convertible debt that (a) occur pursuant to changed conversion provisions that are exercisable only for a limited period of time and (b) include the issuance of all of the equity securities issuable pursuant to conversion privileges included in the terms of the debt at issuance for each debt instrument that is converted, regardless of the party that initiates the offer or whether the offer relates to all debt holders. As the conversion of your Series A Notes into 389,543 restricted common shares based on a conversion of approximately $2 per share versus the original conversion price of $6 per share, appears to be due changed conversion provisions that are exercisable for only a limited period of time and include the issuance of all of the equity securities pursuant to the conversion privileges included in the Series A Notes at issuance, we continue to believe that the conversion of these notes should be accounted for pursuant to the guidance in SFAS No. 84 and EITF 02-15. Please revise or advise as appropriate. Please note that similar treatment should be used for any other obligations converted into the Company's common shares at prices other than the original conversion terms.

Response: We will respond to both comments 1 and 2 in a combined response after comment 2.

2. In addition, we are unclear as how the Company determined that the potential impact of inducement accounting for the Series A Convertible Notes pursuant to SFAS No. 84 would total only approximately $42,000 as you have indicated in your response. In this regard, based on the additional number of shares issued as a result of the revised conversion terms of 259,697, and the trading price of your shares of approximately $2 per share, it appears that inducement accounting would result in a charge to your results of operations of approximately $500,000. Please advise us of how you calculated the $42,000 estimated impact of inducement accounting discussed in your response to our comment. We may have further comment upon receipt of your response.

Response to comments 1 and 2: When the Company was considering the accounting treatment required for the conversion of the Series A Notes into 389,543 restricted common shares, the Company first considered and reviewed EITF 06-6 "Debtor's Accounting for a Modification (or Exchange) of Convertible Debt Instruments" to determine whether the modification or exchange of the conversion terms applied. The Company believes that EITF 06-6 paragraph 5(b) applies as it was a modification and exchange of a debt instruments that affected the fair value of an existing embedded conversion option. As such, the Company determined $42,000 to be the estimated impact under EITF 06-6. This amount was calculated as the difference between the fair value of the embedded conversion option immediately before and after the exchange of the Notes for common shares of the Company. We incorrectly stated in our initial response that the $42,000 was the impact of the inducement under SFAS 84. As discussed previously, we believe this amount is not material for the year ended June 30, 2008.

The Company then reviewed the guidance of SFAS 84 and as indicated earlier did not believe the provisions applied to the Series A Note conversion even after considering EITF 02-15, as the Company deemed the Series A Note conversion as a modification under 06-6, as the conversions of convertible debt were not exercisable for only a limited period of time as per EITF 02-15 paragraph 6(a).

The substance of this transaction is that, on the maturity date of the Notes, the note holders each elected to take the cash they were due and about to receive from the Company in repayment of the principal and accrued interest of the Notes and purchase restricted shares of the Company's common stock on the same terms of a contemporaneous private placement. The Company believes that the substance of the transaction should prevail over the form which the parties utilized to effect the transaction. On May 31, 2008, the maturity date of the Notes, the Company could (and would) have written checks to the Series A note holders to satisfy the repayment terms of the Series A Notes. The note holders could (and would) have endorsed the checks back to the Company to satisfy the requirements of executed subscription agreements to purchase additional shares of the Company at the fair value of $2 per share as it was their desire to acquire restricted shares of the Company's common stock on substantially identical terms as the contemporaneous private placement offered to other investors. The Company, in an effort to simplify the transaction for the note holders, did not write the checks as the note holders agreed this would not be necessary. The note holders never requested any additional consideration from the Company, and the Company offered no inducement to the note holders. Therefore, the Company believes that, from the standpoint of appropriate accounting treatment, two separate transactions took place: a) the maturity and settlement of the Series A Notes followed by
b) the purchase by the note holders of shares in the Company's restricted common stock. The form in which these distinct transactions were accomplished as a single net transaction (for purposes of ease and simplicity for all the parties), does not change the substance of the two separate cash transactions.

While the Company still stands by its opinion that SFAS No. 84 accounting does not apply, the Company believes that the charge of approximately $500,000 to the statement of operations would only have an impact on the net loss on the June 30, 2008 Form 10-KSB and would have no impact on the Form 10-Qs filed subsequent to the June 30, 2008 Form 10-KSB as the net impact to shareholders' equity would be zero and the separate line item changes to both the additional paid in capital and deficit accounts would be immaterial when compared to the Company's additional paid in capital and accumulated deficit at June 30, 2008 of $73,422,195 and $(74,342,288), respectively. While
$500,000 of additional expense is quantitatively large in comparison to the net loss of $1,778,562 for year ended June 30, 2008, we believe that it is more important to evaluate the qualitative factors. There are no qualitative factors that would be influenced (negatively or positively) if an additional $500,000 of loss was reported. The Company has a relatively limited number of shareholders and debt holders and management of the Company believes that based upon communications with them, current net losses to date are not the basis for their investment decisions. The shareholders have invested based upon the technology the Company is producing and expectation of future earnings once the technology is deployed, not based upon net income or loss during the year ended June 30, 2008 and accumulated through that date. Therefore, we do no believe it is probable an additional $500,000 of loss for the year ended June 30, 2008, would have changed or influenced an investor relying upon this financial information for decisions regarding their investment.

3. We note your response to our prior comment number 4. Please expand your disclosure in future filings to provide the information cited in your response. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment.

Response: We will expand our disclosure in future filings to incorporate the information provided in our response to prior comment number 4.

4. We note your response to our prior comment number 5. Please expand your disclosure in future filings to provide the information cited in your response. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment.

Response: We will expand our disclosure in future filings to incorporate the information provided in our response to prior comment number 5.

5. Please explain why the weighted average shares used in computing the Company's basic and diluted earnings per share for the three months ended December 31, 2008, of 10,418,914 and 10,432,149, respectively is significantly less than the shares outstanding at the beginning and the end of the period as indicated in the statement of changes in shareholders equity on page 5 of 11,070,658 and 11,226,658, respectively. Please advise or revise as appropriate.

Response: The following table reconciles the issued and outstanding shares as of September 30, 2008 to the Company's basic and diluted weighted average shares as of December 31, 2008.




                                                  Number of Shares
                                                  ----------------

     Shares issued September 30, 2008                11,070,658
     Shares held by subsidiaries                       (704,309)
                                                     ----------
     Shares outstanding September 30, 2008           10,366,349

     Weighted average shares issued during
     three months ended December 31, 2008                52,565
                                                     ----------
     Basic weighted average shares
       December 31, 2008                             10,418,914
     Effect of diluted securities                        13,235
                                                     ----------
     Diluted weighted average shares
       December 31, 2008                             10,432,149
                                                     ==========

Please note the following disclosure made in Note 8 of the Company's June 30, 2008 Form 10-KSB which explains the reduction of the 704,309 shares held by subsidiaries in the table above, as follows:

     "As a result of dividends declared in July 2004, Centerpoint holds 693,799 shares of the Company's common stock for the benefit of its shareholders without any beneficial interest.
     The Company accounts for these shares similar to treasury stock.

     As a result of Company common shares being distributed pursuant to a settlement in April 2008, Centerpoint holds 10,510 shares of the Company's common stock for the benefit of its shareholders without any beneficial interest. The Company accounts for these shares similar to treasury stock."

The disclosure was inadvertently omitted from the December 31, 2008 Form 10-Q but the Company will ensure that the disclosure is in the March 31, 2009 and subsequent Form 10-Qs and Form 10-K filings. The Company will also provide a table such as the one above in future filings when appropriate.

6. Also, please revise future filings to include disclosures required by paragraph 40 of SFAS No. 128 for all periods presented in the Company's financial statements.

Response: The Company will ensure that in future filings it includes the information required for each period for which an income statement is presented as required by paragraph 40 of SFAS No. 128.

A copy of this letter is being electronically forwarded to Ms. Effie Simpson at simpsone@sec.gov pursuant to telephonic communication.

Please note the address on the letterhead which should be used for correspondence as we have closed our New York City office to which you have been mailing your comment letters.

If you have any further questions or comments, I can be reached by phone at:
719-256-5329 or 303-517-5302 (cell); by fax at: 425-984-9702; and by email at
mas@biontech.com.

Yours,

/s/ Mark A. Smith
Mark A. Smith, President
Bion Environmental Technologies, Inc.


                              ATTACHMENT 3


                   BION ENVIRONMENTAL TECHNOLOGIES, INC.
                    PO Box 323, Old Bethpage, NY 11804
                           Tel: 516-249-5682
                           Fax: 425-984-9702


                            March 27, 2009


Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3561
Washington, D.C.  20549

     Re:   Bion Environmental Technologies, Inc.
           Form 10-KSB for the year ended June 30, 2008
           Filed September 26, 2008
           File No. 0-19333

Dear Ms. Cvrkel:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated February 3, 2009 (the "Comment Letter") regarding Bion Environmental Technologies, Inc. ("Bion" or the "Company"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

1. We note from the disclosures in Note 5 that on May 31, 2008, the maturity date for the 2006 Series A Convertible notes, the principal and accrued interest of the 2006 Notes totaling $779,074 were exchanged via subscription agreements for 389,543 shares of restricted common stock of the Company at $2 per share which approximated the market price of the stock at the time of the conversion. We also note from the disclosure included in your prior year's Annual Report on Form 10-K that the 2006 Notes when issued originally provided for a conversion price of $6 per share. As the 2006 Notes were converted into the Company's common shares at a conversion price significantly lower than the original conversion price of the Series A Notes, please explain why you did not account for the conversion pursuant to the guidance in SFAS No. 84.

Response: The conversion of the 2006 Series A Notes was not accounted for pursuant to the guidance of SFAS No. 84 as there was no additional consideration offered to the note holders for the purpose of inducing the conversion of the debt to common shares. As of May 31, 2008, the maturity date, the 2006 Series A Notes totaled $779,074 and the Company would have paid the note holders in cash for the principal and accrued interest had the note holders so elected. The note holders, however, who were all accredited investors and existing shareholders, wished to increase their positions in the Company. At the same time, the Company was in the process of a private placement offering of common shares at $2 per share. Therefore, the Company and the note holders agreed to exchange the 2006 Series A Notes for the Company's restricted stock at $2 per share, which approximated the fair market value on the dates the subscription agreements were executed. As such, no additional value was given to the note holders as they received the same value of common shares in the Company as the value of the 2006 Series A notes at maturity. In consideration of the Staff's comment, we have reviewed the guidance of SFAS No. 84 and computed the potential expense as if there was an inducement offer. Although, as discussed above, we do not believe SFAS No. 84 accounting is appropriate, the potential inducement would have been approximately $42,000. We believe this amount is not material for the year ended June 30, 2008 as it is less than 2.5% of our reported net loss, was not a cash item, had no impact to our reported loss per share and did not impact any of our contractual agreements.

2. In a related matter, we also note that the 2007 Series A Convertible Promissory Notes were originally convertible into the Company's common shares at a price of $4 per share at the note holders option and that the Company had the right to require the 2007 Notes to be converted into its common shares at the lesser of a $4 per share or the price of an offering in which the Company raises $3,000,000 or more. We also note that on May 31, 2008, all of the non-affiliated 2007 note holders and certain affiliated note holders converted their notes into the Company's common shares at $2 per share, the price at which the Company sold common stock during the period.
We further note that the shares sold by the Company during the year ended June 30, 2008, resulted in gross proceeds aggregating only $630,000 by the Company. As the 2007 Notes were also converted into the Company's common shares at a conversion price significantly lower than the original conversion price of $4 per share, please similarly explain why you did not account for the conversion of the 2007 Notes into the Company's common shares as an induced conversion pursuant to the guidance of SFAS No. 84.

Response: The conversion of the 2007 Series A Notes was not accounted for pursuant to the guidance of SFAS No. 84 due to the fact that these note holders elected to convert (solely their decision) and the fact there was no additional consideration offered to the note holders for the purpose of inducing the conversion of the debt to common shares. Pursuant to the terms of the 2007 Series A Note set forth at Section 2(b), each note holder had the option to elect to exchange the note, at its initial principal amount plus accrued interest, into securities that were substantially identical to securities that the Company sold in any offering in which the Company raised less than $3,000,000. In May 2008 these note holders elected to convert.
The note holders had the right as outlined in their original note to convert their notes in May and June of 2008 as the Company was in the midst of a private placement offering (which raised less than $3,000,000) of its common shares at $2 per share, which approximated the fair market value at the time of the note holders' elections to convert. As such there was no inducement and no additional consideration offered to the note holders and, therefore, no accounting treatment pursuant to SFAS No. 84 was required.

3. We note from the disclosure in the first paragraph of Note 7 that during fiscal year 2007, the Company entered into agreements converting deferred compensation amounts aggregating $975,000 into promissory notes with conversion agreements. Please tell us and revise Note 7 to disclose the significant terms of the conversion agreements into which the deferred compensation amounts aggregating $975,000 were converted during 2007. Also please explain how the conversion terms for these promissory notes were calculated or determined and indicate whether the terms of the promissory notes provided for a beneficial conversion feature at the time the notes were issued in exchange for the deferred compensation. Also please reconcile the disclosure in Note 7 which indicates that the deferred compensation aggregating $975,000 was converted into promissory notes during 2007 with that included on your cash flow statement in the supplemental disclosure of non-cash investing and financing activities of $787,500.

Response: As disclosed in Note 8 of the Company's June 30, 2007 Form 10-KSB, effective January 1, 2007, the Company entered into agreements with three of its officers converting deferred compensation amounts owed as of December 31, 2006 into promissory notes with conversion agreements. The notes accrued interest at 6% per annum, with principal and interest due and payable on January 1, 2009, if not previously paid. The conversion agreements allowed for the conversion of the notes into shares of the Company's common stock as follows: a) by the holder at any time after July 1, 2007; b) by the Company any time after there has been an effective registration including the shares underlying the conversion of the underlying notes for six months; c) by the holder and the Company by mutual agreement at any time prior to the payment by the Company of the outstanding principal and interest. Due to the fact that all of promissory notes with conversion agreements were converted during the year ended June 30, 2008, we do not believe that restating Note 7 to add this information would be useful or necessary to current investors.

On March 31, 2007 the total principal and accrued interest owed under the promissory notes with conversion agreements of $787,500 and $11,521, respectively, together with deferred compensation owed for the three months ended March 31, 2007 of $187,500, were converted, by mutual agreement, into the 2007 Series A Promissory Notes. The total of these two amounts is $975,000. As the conversion price of the 2007 Series A Notes of $4 per share was above the approximate fair market value of the Company's common shares at the date of the conversion of the promissory notes and deferred compensation, no beneficial conversion feature resulted from the transaction. The total deferred compensation converted into 2007 Series A Notes during the year ended June 30, 2007 was $975,000, of which $787,500 was converted from debt (promissory notes) and $187,500 was converted from a current liability (deferred compensation). Therefore, the supplemental disclosure of non-cash investing and financing activities on the statement of cash flows only disclosed the $787,500 related to the debt portion of the conversion.

4. We note from the disclosure in Note 7 and your consolidated statements of changes in stockholders' deficit that $530,085 of deferred compensation owed to Brightcap and Mr. Smith was converted into common shares at a price of $2 per share during fiscal 2008. Please tell us and revise Note 7 to explain how these conversion terms were calculated or determined. If $2 was determined to be the fair market value of the Company's common shares please explain how this fair value was determined.

Response: The Company was in the process of a private placement offering of common shares at $2 per share around the time that Brightcap and Mr. Smith converted their deferred compensation into common shares of the Company at $2 per share. In addition to the fact that third parties were buying common shares of the Company for cash at $2 per share, the quoted market price of the shares at the time was approximately $2 per share. Therefore, $2 was deemed to be the fair value. Due to the fact that the deferred compensation amounts owed Brightcap and Mr. Smith were converted during the year ended June 30, 2008, we do not believe that restating Note 7 to add this information would be useful or necessary to current investors.

5. We note the disclosure indicating that on March 31, 2007, the Company issued 151,908 shares of its common stock to satisfy its deferred compensation obligation owed under various management agreements with the D2 LLC Deferred Compensation Trust of $607,629. Please tell us how you determined the number of shares issued in satisfaction of this obligation. If this was based on the fair value of the shares issued, please explain how fair value was determined.

Response: As disclosed in Note 7 of the Company's June 30, 2007 Form 10-KSB, in March 2003, the D2 LLC Deferred Compensation Trust agreed to accept payment on March 31, 2007 by conversion of the deferred compensation into common stock of the Company at the higher of the average price of the Company's common stock during the ten trading days ending March 27, 2007, or $4 per share. The average price of the Company's common stock during the ten trading days prior to March 27, 2007 was below $4 per share, therefore the Company converted the debt owed at a conversion rate of $4 per share as per the terms of the March 2003 agreement. As a result, the conversion was not based on the fair value of the shares issued at the time of issuance but pursuant to contractual terms negotiated four years earlier.

6. We note from the disclosure in your Form 8-K that effective May 31, 2008, certain outstanding options were modified to extend the exercise periods for the options or to reduce the exercise prices of the options. Please tell us and explain in the notes to your financial statements in future filings how you accounted for the modifications of these options in your financial statements and indicate the amount of any incremental compensation expense recognized in connection with the modifications pursuant to the guidance in paragraph 51 of SFAS No. 123R. If no additional expense was recognized in connection with the modifications, please explain why.

Response: The Company did follow the guidance of paragraph 51 of SFAS No. 123R and recorded incremental compensation expense related to these modifications of stock options totaling approximately $188,000 for the year ended June 30, 2008. We will disclose how we accounted for the modifications and indicate the amount of incremental compensation expense recognized in connection with the modifications in future filings.

7. We note the disclosure in your Form 8-K dated January 12, 2009 indicating that the Company granted bonuses to Dominic Bassani and Mark Smith in the form of warrants to purchase common stock at $.75 per share and the extension of the expiration dates of warrants previously issued to December 31, 2018. We also note that each of the parties received the option or right to convert accrued deferred compensation and other obligations into the Company's common shares at $.75 per share. Please tell us and explain in future filings how the Company determined the values assigned to the new and modified warrants issued as part of these arrangements. Also please explain how you determined the conversion price of $.75 per common share for the accrued deferred compensation and other obligations that are convertible or were converted into the Company's common shares at $.75 per share. As part of your response, please indicate whether the $.75 conversion price represents a beneficial conversion feature which should be accounted for pursuant to the guidance in EITF 98-5 or EITF 00-27, as applicable. We may have further comment upon receipt of your response.

Response: These items date from the current quarter ending March 31, 2009 and we will make the requested disclosure in the Company's Form 10-Q for the quarter ending March 31, 2009 and future filings as required. The $.75 warrant exercise price (and conversion prices) in the various agreements/documents was the price at which the Company was selling restricted common stock to third parties during the relevant period. From December 18, 2008 to December 30, 2008, the period during which the various transactions were negotiated, the Company's common stock, which normally only trades sporadically, did not trade at all in the public market. On all such dates the bid price in the public market was between $.55 and $.57 per share. Therefore, there were no beneficial conversion features. The bonus grants to Dominic Bassani and Mark Smith, and the other portions of the related agreements, were the subject of extended discussion and negotiations during late December 2008. The value placed upon the warrants to purchase common stock at $.75 per share that were issued as bonuses to Dominic Bassani and Mark Smith was determined to be $.10 per newly issued warrant, which represented the Board's business judgment based on factors including the Board's evaluation of the Company's current value, limited liquid resources and business prospects, the market price of the Company's stock in its mostly inactive public market, the concurrent sales of restricted common stock at $.75 per share, and the valuation and purchases of the Company's newly issued warrants during earlier periods. The Board discussed the possible use of formulas for valuation of the warrants (and extensions) and concluded, as it has historically concluded, that application of Black-Scholes (or similar) calculation to determine the value of the Company's warrants resulted in amounts that greatly exceed any price a third party would pay for such securities and greatly overstate the value. The allocation of the bonuses between newly issued warrants and the extension of existing warrants was determined by the Board's business judgment as to the approximate relative value of the extensions of the outstanding warrants compared to the newly issued warrants. Note that the Company's publicly traded stock did not trade in the public market between December 18, 2008 and December 30, 2008, the period during which the bonuses were determined and the related agreements were negotiated. Note further that during this period the publicly reported bid price for the Company's common stock was between $.55 and $.57 per share. The conversion price of the deferred compensation and other obligations of the Company of $.75 per share was determined based upon the fact that the Company had been selling restricted shares of the Company's common stock for cash around the same period at $.75 per share. Therefore no beneficial conversion features exist.

8. Also, we noted that Mr. Orphanos agreed to extend the maturity date of a $65,000 promissory note issued during the fall of 2008 to June 30, 2009 in exchange for the Company making such note convertible into shares of common stock at a price of $.75 per share and issuing warrants to purchase 15,000 shares of common stock at a price of $.75 per share. Please explain how the Company valued and accounted for the warrants issued in this transaction and explain how the Company accounted for the revision in the terms of the debt modification. As part of your response, you should also explain whether the revised promissory note provided for a beneficial conversion feature and how any beneficial conversion feature was accounted for in the Company's financial statements pursuant to guidance in EITF 98-5 and EITF 00-27, as applicable.

Response: At the time Mr. Orphanos agreed to extend the terms of his promissory note to June 30, 2009 in exchange for the Company making such note convertible into common stock of the Company at a price of $.75 per share, the Company had been involved in selling restricted shares of the Company for cash at a price of $.75 per share. In addition, the quoted market price of the shares at that time was substantially lower than $.75 per share, therefore, no beneficial conversion feature existed at the time of the debt modification. The Company evaluated the debt modification pursuant to EITF 96-19 and determined that the extension of the maturity date and the issuance of 15,000 warrants to purchase shares of the Company at $.75 at the time of the modification did not represent a substantial difference in the terms of the original debt. The Company valued the warrants at $.10 per warrant, which was the same value deemed appropriate for the issuance of warrants to Mr. Bassani and Mr. Smith as discussed in comment 8.

9. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Response:  The management of the Company acknowledges the following:

     a) the Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

     b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

A copy of this letter is being electronically forwarded to Ms. Effie Simpson at simpsone@sec.gov pursuant to telephonic communication.

If you have any further questions or comments, I can be reached by phone at:
719-256-5329 or 303-517-5302 (cell); by fax at: 425-984-9702; and by email at
mas@biontech.com.


Yours,



/s/ Mark A. Smith
Mark A. Smith, President
Bion Environmental Technologies, Inc.